UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2011 THIRD QUARTER RESULTS

UNDER IFRS

•

Slowdown in Group revenue decline

•

Operating cost reduction across all Group operations

•

Agreement for payroll cost reduction in Greek fixed-line

•

EBITDA margin upheld

•

Strong Operating Cash flow

ATHENS, Greece - November  10, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter and nine months ended September 30, 2011:

(€ mn)	Q3 '11	Q3 '10	% Change	9M '11	9M '10	% Change
Revenues	1,312.5	1,392.7	-5.8%	3,792.2	4,152.4	-8.7%
Other income/ (expense), net	0.6	3.8	-84.2%	6.4	34.7	-81.6%
EBITDA*	464.3	495.0	-6.2%	1,254.5	1,436.9	-12.7%
as % of Revenues	35.4%	35.5%	-0.1pp	33.1%	34.6%	-1.5pp
Pro forma** EBITDA	468.4	498.4	-6.0%	1,308.3	1,473.1	-11.2%
as % of Revenues	35.7%	35.8%	-0.1pp	34.5%	35.5%	-1pp
Operating Income (EBIT)	207.0	228.9	-9.6%	468.6	609.1	-23.1%
Net Income/(loss)	104.4	126.3	-17.3%	196.8	131.3	+49.9%
Basic EPS (€)	0.2130	0.2577	-17.3%	0.4015	0.2679	+49.9%
CAPEX	171.0	169.3	+1.0%	473.9	567.3	-16.5%
Cash flows from operations	318.6	300.2	+6.1%	809.0	678.2	+19.3%

* See Exhibit VIII

** Excluding impact of Voluntary Retirement Programs and Restructuring Plans

Commenting on OTE’s performance in the third quarter, Michael Tsamaz, Chairman & CEO, stated:  “In markets obviously impacted by the magnitude of the economic challenges, the OTE Group turned in a rather resilient set of results this quarter. In Greece, where the pace of net disconnections across the fixed-line market accelerated, line losses at OTE were aligned with prior quarters, and the revenue drop in mobile showed a marked improvement as competitive conditions further stabilized. Outside of Greece, international mobile operations sharply narrowed their revenue decline thanks to positive performances in both Romania and Bulgaria.”

Mr. Tsamaz further noted: “These tough markets have an effect on our results, but do not weaken our determination to transform OTE into a high performance organization. By focusing on improving services, products and the overall customer experience, we aim at increasing the total value offered to our customers. Unified portals and call centers, redesigned shops and simplified customer statements are some of the achievements now in place. We are scrutinizing our cost base to maximize efficiency, and expect to benefit from the labor agreement signed in Greek fixed-line operations during the quarter. We are committed to intensifying these efforts in all areas under our control to curtail the impact of the crisis on our performance.”

FINANCIAL HIGHLIGHTS

BREAKDOWN OF GROUP REVENUES

(€ mn)	Q3 '11	Q3 '10	% Change	9M '11	9M '10	% Change
Fixed Line Operations, Greece	483.5	539.3	-10.3%	1,434.9	1,648.1	-12.9%
Fixed Line Operations, Romania	160.1	181.5	-11.8%	492.5	546.8	-9.9%
Mobile Operations, Greece	445.4	466.1	-4.4%	1,230.7	1,370.9	-10.2%
Mobile Operations, International	252.9	257.2	-1.7%	715.8	749.5	-4.5%
Other	127.2	114.8	+10.8%	363.2	336.7	+7.9%
Intragroup Eliminations	(156.6)	(166.2)	-5.8%	(444.9)	(499.6)	-10.9%
TOTAL	1,312.5	1,392.7	-5.8%	3,792.2	4,152.4	-8.7%
Other income/(expense), net	0.6	3.8	-84.2%	6.4	34.7	-81.6%

The OTE Group experienced a revenue drop of 5.8% in Q3’11, continuing the improving trend started in the previous quarter. The sharp slowdown in revenue decline this quarter reflects the gradual stabilization of market conditions in Greek mobile operations as well as slightly improving trends in the Greek fixed-line business, despite the unfavorable economic and consumer spending conditions along with an adverse regulatory and competitive situation. Outside of Greece, both the Romanian and Bulgarian mobile operations returned to year-over-year revenue growth.

Total Operating Expenses, excluding depreciation, amortization and charges related to voluntary retirement programs, amounted to €844.7mn in Q3’11, a drop of 5.9% compared to €898.1mn in Q3’10. The decrease reflects lower costs of telecommunications equipment, lower charges from domestic telephony operators, lower payroll and employee benefits as well as considerable cost-containment efforts across all operations. Since the beginning of the year, headcount has been reduced by 183 in Greek fixed-line, 1,758 at RomTelecom and 466 in mobile operations in Greece and internationally. Additional departures related to programs currently underway will take place in Greek and Romanian fixed-line operations in the final months of the year. Other operating expenses were down only 1%, largely reflecting special real estate tax levies.

Reflecting tight cost-control, pro forma EBITDA margin was roughly unchanged from the Q3’10 level, following two quarters of significant margin erosion.

In the quarter, a charge of €3.7mn was included under voluntary retirement costs reflecting receipt by OTE of definitive notification from the Ministry of Labor concerning the actuarial studies related to the company’s 2009 early retirement program. This charge extinguishes all claims relative to this program.

The Group posted net income of €104.4mn for the quarter compared to net income of €126.3mn in Q3’10, largely reflecting the decline in operating income.

Capital expenditures increased by 1.0% in Q3’11 compared to Q3’10, to €171.0mn. Total CAPEX as a percentage of Group revenues in Q3’11 was 13.0%, as compared to 12.2% in Q3’10. Capital expenditures in Greek fixed-line, Romanian fixed-line, and mobile operations amounted to €40.8mn, €19.0mn and €107.4mn, respectively. Q3’11 CAPEX includes a €15.1mn outlay for the acquisition of a 3G license in Albania; excluding this item, Group CAPEX as a percentage of revenues declined to 11.9% in the quarter.

In Q3’11, OTE paid to its shareholders the 2010 dividend approved by its General Assembly in June 23, 2011; total dividend payment amounted to €52.9mn.

During the quarter, the Group generated €318.6mn from operating cash flows compared to €300.2mn for the comparable 2010 quarter, despite lower EBITDA. In Q3’11, the group significantly improved its working capital compared to Q3’10, mainly due to a reduction in account receivables.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Sep 30, 2011	Jun 30, 2011	% Change	Dec 31, 2010	% Change
Short-Term:
-Bank loans	2.0	4.1	-51.2%	5.6	-64.3%
Medium & Long-term:
-Bonds	3,519.3	3,587.7	-1.9%	4,781.1	-26.4%
-Bank loans	1,666.6	1,415.7	+17.7%	513.1	+224.8%
Total Indebtedness	5,187.9	5,007.5	+3.6%	5,299.8	-2.1%
Cash and Cash equiv.	1,072.0	867.4	+23.6%	1,004.3	+6.7%
Net Debt	4,115.9	4,140.1	-0.6%	4,295.5	-4.2%
Other financial assets	99.2	19.3	-	12.5	-
Underlying Net Debt	4,016.7	4,120.8	-2.5%	4,283.0	-6.2%

1. FIXED LINE OPERATIONS, GREECE

ACCESS LINES & TRAFFIC STATISTICS

	Sep 30, 2011	Sep 30, 2010	% Change
PSTN connections	3,102,912	3,484,309	-10.9%
ISDN connections (BRA & PRA)	444,641	491,184	-9.5%
Total PSTN & ISDN connections	3,547,553	3,975,493	-10.8%
Of which Wholesale line rental connections	91,384	60,744	+50.4%
ADSL active subscribers	1,142,011	1,134,287	+0.7%
IPTV Subscribers	55,577	40,487	+37.3%
Unbundled local loops (active)	1,575,721	1,281,378	+23.0%

(min, mn)	Q3 '11	Q3 '10	% Change
Local	1,708.8	1,916.8	-10.8%
National Long-distance	367.0	424.7	-13.6%
International Long-distance	59.6	61.9	-3.7%
Fixed-to-Mobile	313.2	345.0	-9.2%
Special Calls	25.2	30.2	-16.7%
Total Voice traffic	2,473.8	2,778.6	-11.0%

Note:  Starting Q1 2011, to harmonize access line data with those utilized by the Greek regulatory authorities, OTE reports data based on the total number of ISDN connections rather than on channel equivalents.  The corresponding total is provided above under “Total connections”.

In Q3’11, OTE fixed-line operations in Greece recorded the loss of nearly 103,000 PSTN and ISDN connections, a slight improvement compared to the trend in prior quarters, as residential and business customers continue to look to reduce all non-essential expenses. However, roughly half of OTE’s line loss in the quarter is due to net disconnections, a sharply higher percentage than in prior periods, reflecting slower growth at alternative carriers.

At the end of September 2011, the total Greek ADSL market amounted to approximately 2.7 million subscribers, as compared to 2.4 million at the end of Q3’10. During the quarter, total market net additions reached 42,000, reflecting the continued impact of macroeconomic developments on market growth. Once again held back by its inability to compete effectively on pricing, OTE lost approximately 9,300 ADSL subscribers during the quarter.

During the quarter, OTE carried out a number of initiatives aimed at streamlining and improving its interaction with customers. It has begun a systematic program of refurbishment of all the stores that it intends to retain – by the end of the year, 35 retail outlets out of a network of 135 units should have been adapted to the new format, with the balance expected to be renovated in 2012.  Since November 1, access to all OTE call centers is provided through a single nationwide number, a change that has resulted in a nearly 50% decline in repeat calls in the first days following implementation. Similarly, a single portal, ote.gr, has replaced a number of overlapping websites, and the layout of OTE’s monthly statement has been simplified. All of these measures, carefully prepared and tested over the past year, are aimed at bettering customer experience and raising OTE’s image with consumers.

SUMMARY FINANCIAL DATA

(€ mn)	Q3 '11	Q3 '10	% Change	9M '11	9M '10	% Change
Revenues	483.5	539.3	-10.3%	1,434.9	1,648.1	-12.9%
- Basic Monthly Rentals	107.0	122.8	-12.9%	332.1	381.8	-13.0%
- Fixed-to-fixed calls	74.3	87.7	-15.3%	228.3	272.0	-16.1%
- Fixed-to-mobile calls	24.0	30.7	-21.8%	67.8	91.7	-26.1%
- International	32.4	37.5	-13.6%	83.9	114.7	-26.9%
- Other	245.8	260.6	-5.7%	722.8	787.9	-8.3%
Other income/ (expense), net	0.7	0.6	+16.7%	-	15.0	-100.0%
EBITDA	140.6	162.9	-13.7%	401.5	502.2	-20.1%
as % of revenues	29.1%	30.2%	-1.1pp	28.0%	30.5%	-2.5pp
Pro Forma EBITDA*	144.3	162.9	-11.4%	415.7	512.1	-18.8%
as % of revenues	29.8%	30.2%	-0.4pp	29.0%	31.1%	-2.1pp
Operating Income (EBIT)	60.9	72.0	-15.4%	152.3	221.5	-31.2%
Voluntary Retirement costs/(reversals)	3.7	-	-	14.2	9.9	+43.4%
Depreciation & Amortization	79.7	90.9	-12.3%	249.2	280.7	-11.2%

* Excluding impact of Voluntary Retirement Programs

Total Greek fixed-line Revenues declined by 10.3%, a sharply improved rate of decline compared to prior quarters (Q2’11: -15.0%; Q1’11: -13.4%; Q4’10: -15.8%).

Total Greek fixed-line Operating Expenses, excluding depreciation, amortization and charges related to voluntary retirement programs, amounted to €339.9mn in Q3’11, a drop of 9.8% compared to €377.0mn in Q3’10. Total personnel related cost (payroll, benefits, staff retirement indemnities and youth account) rose to 34.1% of total revenues in Q3’11, up from 32.4% in the comparable quarter last year, but lower compared to Q2’11 of 37.2%.

In the quarter, OTE pursued efforts across the board to reduce its cost base.  In addition to the new labor agreement reached in late September and to the measures highlighted above, which will enhance efficiency and customer-friendliness, OTE shut down a total of 71 shops.

2. FIXED LINE OPERATIONS, ROMANIA

SUMMARY FINANCIAL & ACCESS LINE DATA

	Sep 30, 2011	Sep 30, 2010	% Change
Voice Telephony Lines (Incl. CDMA)	2,527,181	2,646,043	-4.5%
Broadband subscribers (Incl. CDMA BB)	1,106,946	947,379	16.8%
TV subscribers (DTH, IPTV & Cable)	1,208,293	1,003,182	20.4%

(€ mn)	Q3 '11	Q3 '10	% Change	9M '11	9M '10	% Change
Revenues	160.1	181.5	-11.8%	492.5	546.8	-9.9%
Other income/ (expense), net	4.0	4.5	-11.1%	12.2	22.7	-46.3%
EBITDA	36.9	39.1	-5.6%	88.3	122.8	-28.1%
as % of revenues	23.0%	21.5%	+1.5pp	17.9%	22.5%	-4.6pp
Pro Forma EBITDA*	37.2	42.5	-12.5%	116.5	146.5	-20.5%
as % of revenues	23.2%	23.4%	-0.2pp	23.7%	26.8%	-3.1pp
Operating Income (EBIT)	(3.0)	(13.9)	-78.4%	(31.7)	(52.1)	-39.2%
Voluntary Retirement costs/(reversals)	0.3	3.4	-91.2%	28.2	23.7	19.0%

* Excluding impact of Restructuring Plans

In an economic environment that shows no sign of improvement, exacerbating competition, RomTelecom posted an 11.8% drop in reported revenues in Q3’11. This decline, however, partly reflects a change in revenue-recognition policies related to accrued revenues reversal as well as a switch in commercial policy regarding customer-premise equipment (CPE). Excluding these two factors,  comparable revenues were down by 8.7% compared to Q3’10, roughly in line with the drop experienced in prior quarters. The decline in the quarter primarily reflected a 17% decrease in PSTN services, due to line losses and lower ARPU.

RomTelecom partly offset the decline in voice telephony through ongoing rebalancing of its revenue mix. Compared to Q3’10, the total number of broadband customers rose by 17%, while the number of TV subscribers increased by 20%, largely reflecting subscriber acquisitions. Consequently, as a percentage of total RomTelecom voice clients, broadband penetration rose to 44% and television service penetration to 48%. As of September 30, 2011, the total number of revenue-generating units (RGUs, defined as voice, broadband and TV subscriptions) had risen to 4.9 million, up 5.3% compared to the end of Q3’10.

During the quarter, RomTelecom introduced a significant product portfolio redesign aimed at providing bundles that are simpler and more easily comparable with those of other operators, at leveraging upsell, and at combatting the lingering perception that RomTelecom is a voice-only provider.

In addition, subscription packages featuring CPE rental, offering more financial flexibility to the customers, were launched during the quarter.

Thanks to its CDMA network, RomTelecom was able to capture wireless broadband market share, with RGUs nearing 82,000 by the end of Q3’11.

NextGen, RomTelecom’s low-cost subsidiary, continued to gain market share, achieving a sequential RGU increase of 40% through a combination of organic growth and successful asset deals.

In the quarter, pro forma EBITDA excluding redundancy costs was adversely affected by the above-mentioned change in accounting policy. Excluding this adjustment, comparable pro forma EBITDA would be down only by 3.1% compared to Q3’10, resulting in a sizable improvement in pro forma EBITDA margin.

RomTelecom pursued its downsizing and migration to a more flexible, cost-effective operating model. As a result, operating expenses (excluding D&A and one-off costs) were down 11% in Q3’11, notwithstanding higher customer acquisition related costs, such as TV content. Payroll and benefits were down 23%, due to the improvements in operating efficiency and voluntary leave programs. As of September 30, 2011, total headcount at RomTelecom and subsidiaries was 7,421, down from 9,192 one year earlier, resulting in a sharp increase in productivity.

3. MOBILE OPERATIONS

SUMMARY FINANCIAL DATA

Revenues (€ mn)	Q3 '11	Q3 '10	% Change	9M '11	9M '10	% Change
Greece	450.4	470.6	-4.3%	1,243.6	1,382.2	-10.0%
Albania	25.8	33.8	-23.7%	72.6	92.7	-21.7%
Bulgaria	108.6	106.3	+2.2%	306.4	316.3	-3.1%
Romania	120.6	117.5	+2.6%	341.9	347.2	-1.5%
Intragroup eliminations	(7.0)	(4.9)	-	(18.0)	(18.0)	-
Total Revenues	698.4	723.3	-3.4%	1,946.5	2,120.4	-8.2%
EBITDA
Greece	182.9	185.0	-1.1%	473.9	514.4	-7.9%
Albania	11.6	18.4	-37.0%	29.2	46.9	-37.7%
Bulgaria	41.1	43.5	-5.5%	116.9	126.1	-7.3%
Romania	29.5	23.3	+26.6%	70.0	48.6	+44.0%
Intragroup eliminations	(1.7)	(3.3)	-	(4.8)	1.0	-
Total EBITDA	263.4	266.9	-1.3%	685.1	737.0	-7.0%
Pro forma* EBITDA	263.5	266.9	-1.2%	696.5	739.6	-5.8%
EBITDA Margin %
Greece	40.6%	39.3%	+1.3pp	38.1%	37.2%	+0.9pp
Albania	45.0%	54.4%	-9.4pp	40.2%	50.6%	-10.4pp
Bulgaria	37.8%	40.9%	-3.1pp	38.2%	39.9%	-1.7pp
Romania	24.5%	19.8%	+4.7pp	20.5%	14.0%	+6.5pp
Total EBITDA Margin	37.7%	36.9%	+0.8pp	35.2%	34.8%	+0.4pp
Pro forma EBITDA Margin*	37.7%	36.9%	+0.8pp	35.8%	34.9%	+0.9pp

*Excluding impact of Restructuring Plan at Mobile Operations in Greece & Voluntary Exit Scheme in Romania

As of September 30, 2011, the mobile operations of the OTE Group counted approximately 20.4 million customers, down by 4.3% from the prior-year level, mainly due to the impact of prepaid registration in Greece. In markets that remain depressed and fiercely competitive, management estimates that the Group’s mobile operations strengthened their positions in all four countries in which they are present.

MOBILE OPERATIONS, GREECE

As of the end of Q3’11, Cosmote provided mobile telephony services to 7.9 million customers in Greece. The 5.5% drop in subscriber numbers compared to September 30, 2010 primarily reflects the final impact of the mandatory registration process introduced in late 2009.

Cosmote estimates that total mobile service revenues in the Greek market further declined in the quarter, as the challenging economic conditions continued to impact consumer spending. Against this backdrop, Cosmote recorded a service revenue decline of approximately 2% in the quarter, a sharp improvement compared to its performance in the first half of the year. Incoming revenues were down 23%, primarily reflecting termination rate cuts, while outgoing service revenues were up 2%,  positively affected by a 36% increase in prepaid revenues.

Cosmote has developed a strong position in mobile internet data, supported by innovative, flexible offerings targeting all customer segments. Combined with the growing availability of affordable smartphones, this active approach led to a 14% increase in data revenues compared to the same quarter last year.

Roaming revenues benefited from an increase in tourism during the summer season compared to the prior year, as well as from higher traffic directed by roaming partners.

In 9M’11, blended AMOU increased by 16.1% to 302.6 minutes, continuing the trend of prior quarters, mostly driven by prepaid AMOU, up 18.3% as a result of attractive on-net offers. Blended ARPU for the same period was €15.7, down approximately 4% from 9M’10, mainly reflecting lower ARPU in the postpaid segment.

The 1% drop in EBITDA reflects strong cost-control across the board, including lower payroll and selling and distribution expenses.

MOBILE OPERATIONS, ALBANIA

In Q3’11, AMC’s total customer base reached approximately 1.8 million, a decrease of nearly 11.0% compared to Q3’10.

Revenues were once again affected by the implementation of lower local and international termination rates, the latter also heavily affecting EBITDA. Aggressive pricing strategies in a highly fragmented market also put pressure on service revenues, particularly in the prepaid segment.

Despite these negative factors, AMC achieved a solid EBITDA margin in the quarter, as management pursues efforts to optimize the organization’s cost structure with particular focus on marketing and distribution.

MOBILE OPERATIONS, BULGARIA

Globul’s postpaid customer base increased by 14% from Q3’10 to a total of over 2.5 million, or 60.8% of its total customer base. Globul launched additional innovative offers aimed at migrating customers from prepaid to postpaid services, resulting in a decrease in its prepaid customer base. All told, Globul’s total customer base at the end of Q3’11 was about 4.2 million, up 7% from the prior year level.

Globul’s fixed telephony offer using the mobile network had another quarter of strong growth, reaching a total subscriber base of 200k customers. Mobile data services also recorded a significant increase from the previous year, as the subscriber base more than tripled.

Service revenues increased by 0.8% in Q3’11, as the decline caused by the intense competition in the business postpaid segment was more than offset by improved performance in roaming and interconnect.

Operating expenses were up 7.6%, mainly due to higher handset sales. Despite savings in other expense categories,  EBITDA decreased by 5.5% in the quarter.

MOBILE OPERATIONS, ROMANIA

As of the end of Q3’11, Cosmote’s total customer base in Romania reached 6.5 million, of which 22.8% was postpaid. With service revenues up approximately 7.0%, Cosmote Romania retained its market share despite intense competition, notably in the prepaid segment.

EBITDA increased by approximately 27% compared to the same quarter last year, meeting the company’s target and reflecting the significant operating improvements following the successful integration of Zapp as well as savings in distribution and network expenses. Cosmote Romania stands out among European mobile operators, achieving substantial service revenue and EBITDA growth under tough circumstances.

4. EVENTS OF THE QUARTER

FULL UTILIZATION OF €900MN SYNDICATED CREDIT FACILITY

On July 13, OTE drew the remaining €300mn available under the €900mn Syndicated Credit Facility signed in February 2011.

SHAREHOLDING CHANGES

On July 11, Deutsche Telekom AG purchased 49,015,038 shares of OTE SA with a total value of 391,630,153.62 euro, as a result of the exercise of a Put Option held by the Hellenic Republic based on the Shareholders Agreement of 2008. Following this transaction, the Hellenic Republic’s direct and indirect participation in OTE SA’s total shares and voting rights stands at 10.00% (49,015,042 shares), while Deutsche Telekom AG’s participation in OTE SA’s stands at 40.00000008%, (196,060,156 shares and voting rights).

COLLECTIVE LABOR AGREEMENT

On September 23, OTE SA agreed with its Union the framework of a three-year Collective Labour Agreement. The basic terms include: A reduction of weekly working hours to 35 hours, with a parallel reduction in salaries of approximately 11% and the guarantee that the company will not introduce work rotation or proceed with any dismissals for the duration of the Collective Labour Agreement.

BOND REPURCHASES

During Q3 2011 OTE PLC repurchased Notes with a total nominal amount of €80.2mn issued under its €650mn 3.75% program due on November 11, 2011. The repurchased Notes have been cancelled. The outstanding nominal amount of the Notes following the above repurchases at the end of the quarter was €276.0mn.

5. SUBSEQUENT EVENTS

OTE FILES FORM 15F TO TERMINATE SEC REGISTRATION AND REPORTING OBLIGATIONS

On September 29, OTE SA filed a Form 15F with the United States Securities and Exchange Commission in order to terminate its registration and reporting obligations. The termination of registration under the Exchange Act is expected to become effective approximately 90 days after the filing of the Form 15F.

OTE LAUNCHES SATELLITE TV OFFERING

On October 17, OTE launched satellite TV services in Greece to build up on the foothold gained through its IPTV offering.  Both services will now be offered under the OTE TV brand.

NEW BOD MEMBER

On October 26, following the resignation of non-executive BoD member Mr. Roland Mahler, Ms. Claudia Nemat was elected as new member for the remainder of Mr. Mahler’s tenure and in the same capacity. Ms. Nemat has been a member of the Board of Management of Deutsche Telekom AG since October 2011, responsible for European operations outside of Germany.

6. OUTLOOK

For the balance of 2011, OTE expects that its revenues will continue to be affected by difficult economic conditions in all countries. In Greek mobile, market stabilization should continue. Mobile operations should also show more resilience in other countries. Ongoing cost-cutting measures should positively impact the Group’s performance.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 28,700 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

OTE shares are listed on the Athens Stock Exchange, and the London Stock Exchange (in the form of GDRs). Following their delisting from NYSE in September 2010, the company’s ADRs trade in the US OTC market. OTE’s American Depositary Receipts (ADR’s) represent ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis - Senior Financial Analyst, Investor Relations

Tel: + 30 210 611 7593, Email: kmaselis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: + 30 210 611 8190, Email: sziavra@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2010 filed with the SEC on June 17, 2011. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of September 30, 2011

II.

Consolidated Income Statements for the three months and nine months ended September 30, 2011

III.

Consolidated Statement of Cash Flows for the three months ended September 30, 2011

IV.

Group Revenues for the three months and nine months ended September 30, 2011

V.

Segment Reporting based on the Company’s legal structure

VI.

Mobile Operations

VII.

Operational Highlights

VIII.

EBITDA and Pro Forma EBITDA calculation

EXHIBIT I – CONSOLIDATED BALANCE SHEET

Sep 30, 2011		Dec 31, 2010
ASSETS
Non - current assets:

Property, plant and equipment	4,715.2	5,061.9
Goodwill	584.4	572.4
Telecommunication licenses	319.3	331.9
Other Intangible assets	423.6	455.5
Investments	371.2	156.5
Loans and advances to pension funds	122.8	126.2
Deferred tax assets	256.6	260.4
Other non-current assets	176.6	154.7
Total non - current assets:	6,969.7	7,119.5
Current assets:
Inventories	150.5	160.8
Trade receivables	949.7	1,010.8
Other financial assets	99.2	12.5
Other current assets	217.0	229.9
Cash and cash equivalents	1,072.0	1,004.3
Total current assets	2,488.4	2,418.3

	9,458.1	9,537.8

	Sep 30, 2011	Dec 31, 2010
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Share premium	513.5	510.6
Statutory reserve	347.2	347.2
Foreign exchange and other reserves	26.4	(147.3)
Changes in non-controlling interests	(3,321.5)	(3,321.5)
Retained earnings	2,683.0	2,539.1
	1,420.1	1,099.6
Non-controlling interests	490.1	553.0
Total equity	1,910.2	1,652.6
Non – current liabilities:
Long-term borrowings	4,147.7	3,211.4
Provision for staff retirement indemnities	317.2	306.6
Provision for voluntary leave scheme	4.8	29.9
Provision for Youth account	266.4	301.4
Deferred tax liabilities	93.2	66.3
Other non – current liabilities	43.1	43.5
Total non – current liabilities	4,872.4	3,959.1
Current liabilities:
Trade accounts payable	615.5	695.2
Short-term borrowings	2.0	5.6
Short-term portion of long-term borrowings	1,038.2	2,082.8
Income tax payable	36.4	70.9
Deferred revenue	232.5	249.0
Provision for voluntary leave scheme	171.0	189.4
Dividends payable	2.3	2.3
Other current liabilities	577.6	630.9
Total current liabilities	2,675.5	3,926.1

Total liabilities	7,547.9	7,885.2

TOTAL EQUITY AND LIABILITIES	9,458.1	9,537.8

Movement in OTE Group Shareholders’ equity

9M '11

Shareholders' equity, January 1	1,652.6
Profit for the period	185.4
Dividends	(96.6)
Other movements	168.8

Shareholders' equity, September 30	1,910.2

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

(€ mn)	Q3 '11	Q3 '10	% Change	9M '11	9M '10	% Change
Total Revenues	1,312.5	1,392.7	-5.8%	3,792.2	4,152.4	-8.7%

Other income/ expenses net	0.6	3.8	-84.2%	6.4	34.7	-81.6%

Operating Expenses:
Payroll and employee benefits	(255.4)	(273.3)	-6.5%	(795.9)	(857.2)	-7.2%
Provision for staff retirement indemnities	(6.0)	(6.9)	-13.0%	(17.7)	(20.4)	-13.2%
Provision for Youth Account	(4.8)	(6.7)	-28.4%	(14.3)	(19.8)	-27.8%
Cost of early retirement and restructuring programs	(4.1)	(3.4)	+20.6%	(53.8)	(36.2)	+48.6%
Charges from international operators	(57.4)	(52.5)	+9.3%	(159.5)	(145.4)	+9.7%
Charges from domestic telephony operators	(92.5)	(100.0)	-7.5%	(266.0)	(312.4)	-14.9%
Depreciation, amortization and impairment	(257.3)	(266.1)	-3.3%	(785.9)	(827.8)	-5.1%
Cost of telecommunications equipment	(89.6)	(116.2)	-22.9%	(264.1)	(328.6)	-19.6%
Other operating expenses	(339.0)	(342.5)	-1.0%	(972.8)	(1,030.2)	-5.6%
Total Operating Expenses	(1,106.1)	(1,167.6)	-5.3%	(3,330.0)	(3,578.0)	-6.9%
Operating income before financial results	207.0	228.9	-9.6%	468.6	609.1	-23.1%

Financial results:
Interest expense	(74.9)	(69.2)	+8.2%	(209.8)	(239.3)	-12.3%
Interest Income	6.3	5.5	+14.5%	17.1	20.1	-14.9%
FX gain/(loss), net	(2.6)	4.6	-156.5%	6.1	(5.6)	-208.9%
Dividend income	0.0	0.0	-	10.4	9.0	+15.6%
Gains/(losses) from investments and financial assets	(0.1)	(0.2)	-50.0%	(0.3)	(3.0)	-90.0%
(71.3)		(59.3)	+20.2%	(176.5)	(218.8)	-19.3%

Profit before income taxes	135.7	169.6	-20.0%	292.1	390.3	-25.2%

Income taxes	(31.5)	(46.2)	-31.8%	(106.7)	(291.1)	-63.3%

Profit for the period	104.2	123.4	-15.6%	185.4	99.2	+86.9%

Attributable to:
Owners of the parent	104.4	126.3	-17.3%	196.8	131.3	+49.9%
Non-controlling interests	(0.2)	(2.9)	-93.1%	(11.4)	(32.1)	-64.5%

EXHIBIT III – CONSOLIDATED STATEMENT OF CASH FLOWS

(€ mn)	Q3 11	Q3’10	Q4’10	Q1’11	Q2’11
Cash Flows from Operating Activities:
Profit before taxes	135.7	169.6	(290.4)	73.4	83.0
Adjustments to reconcile to net cash provided by operating activities:
Depreciation, amortization and impairment	257.3	266.1	535.2	263.0	265.6
Share-based payment	1.7	1.7	0.9	0.5	0.7
Cost of early retirement program	4.1	3.4	135.3	39.7	10.0
Provision for staff retirement indemnities	6.0	6.9	7.4	5.8	5.9
Provision for youth account	4.8	6.7	(8.8)	4.8	4.7
Provision for doubtful accounts	36.7	34.4	22.7	30.7	38.6
Other provisions	0.0	(0.1)	0.9	0.0	0.0
Foreign exchange differences, net	2.6	(4.6)	6.5	(3.7)	(5.0)
Interest income	(6.3)	(5.5)	(5.6)	(5.8)	(5.0)
Dividend income	0.0	0.0	(5.2)	0.0	(10.4)
(Gains)/losses from investments and financial assets/ Impairments	0.1	0.2	1.6	0.0	0.2
Release of EDEKT fund prepayment	8.8	8.8	8.8	8.8	8.8
Interest expense	74.9	69.2	68.9	66.4	68.5
Working capital adjustments
Decrease/(increase) in inventories	12.8	18.3	26.4	(10.8)	8.3
Decrease/(increase) in accounts receivable	86.3	(6.9)	85.6	(10.5)	(44.5)
(Decrease)/increase in liabilities (except borrowings)	(100.2)	(82.6)	(26.1)	(99.1)	51.0
Plus/(Minus):
Payment of early retirement and restructuring programs	(26.7)	(39.3)	(29.8)	(35.4)	(37.8)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(32.3)	(20.4)	(18.2)	(18.4)	(13.7)
Interest and related expenses paid	(87.5)	(61.0)	(31.2)	(116.5)	(57.9)
Income taxes paid	(60.2)	(64.7)	(52.7)	(24.5)	(49.0)
Net Cash provided by Operating Activities	318.6	300.2	432.2	168.4	322.0

Cash Flows from Investing Activities:
Acquisition of non-controlling interest	0.0	0.0	0.0	0.0	0.0
Acquisition of subsidiary and business units net of cash acquired	(4.0)	(0.1)	(0.2)	0.0	(7.2)
Purchase of financial assets	(68.3)	(19.1)	2.1	0.0	(0.2)
Sale/maturity of financial assets	0.0	43.6	3.9	0.0	0.0
Repayments of loans receivables	2.4	2.4	2.4	2.4	2.5
Loans granted	0.0	(10.7)	0.0	0.0	0.0
Purchase of property, plant and equipment and intangible assets	(171.0)	(169.3)	(183.8)	(166.5)	(136.4)
Interest received	2.7	5.6	9.3	4.4	4.5
Dividends received	5.2	3.5	6.6	0.0	0.0
Net Cash used in Investing Activities	(233.0)	(144.1)	(159.7)	(159.7)	(136.8)

Cash Flows from Financing Activities:
Proceeds from loans granted and issued	310.0	0.0	(0.3)	932.0	500.0
Repayment of loans	(132.3)	(31.6)	(48.4)	(1,435.8)	(284.4)
Dividends paid to Company's owners	(52.9)	(86.5)	0.0	0.0	0.0
Dividends paid to non-controlling interests	0.0	0.0	(12.6)	(43.7)	0.0
Net Cash provided by/(used in) Financing Activities	124.8	(118.1)	(61.3)	(547.5)	215.6
Net Increase/(decrease) in Cash and Cash Equivalents	210.4	38.0	211.2	(538.8)	400.8
Cash and Cash equivalents at beginning of period	867.4	761.1	794.9	1,004.3	469.1
Net foreign exchange differences	(5.8)	(4.2)	(1.8)	3.6	(2.5)
Cash and Cash Equivalents at end of period	1,072.0	794.9	1,004.3	469.1	867.4

EXHIBIT IV – GROUP REVENUES

(€ mn)	Q3 '11	Q3 '10	% Change	9M '11	9M '10	% Change
Domestic Telephony:
Basic monthly rentals	156.8	184.7	-15.1%	489.7	573.2	-14.6%
Local and long distance calls
-Fixed to fixed	81.6	98.2	-16.9%	253.0	306.7	-17.5%
-Fixed to mobile	32.4	42.7	-24.1%	95.4	131.7	-27.6%
	114.0	140.9	-19.1%	348.4	438.4	-20.5%
Other	15.5	17.1	-9.4%	47.8	53.2	-10.2%
Total Domestic Telephony	286.3	342.7	-16.5%	885.9	1,064.8	-16.8%

International Telephony:
International traffic	15.5	17.0	-8.8%	46.3	52.8	-12.3%
Payments from mobile operators	8.9	11.8	-24.6%	23.2	30.9	-24.9%
	24.4	28.8	-15.3%	69.5	83.7	-17.0%
Payments from International operators	20.6	21.3	-3.3%	52.0	70.1	-25.8%
Total International Telephony	45.0	50.1	-10.2%	121.5	153.8	-21.0%

Mobile Telephony	562.9	567.1	-0.7%	1,568.9	1,683.2	-6.8%

Other Revenues:
Prepaid cards	5.5	6.5	-15.4%	15.4	18.5	-16.8%
Leased lines and data communications	81.9	77.5	+5.7%	238.7	223.8	+6.7%
ISDN, connection & monthly charges	29.5	32.4	-9.0%	90.3	99.2	-9.0%
Sales of telecommunication equipment	86.5	112.6	-23.2%	249.0	301.4	-17.4%
Internet services-ADSL	74.3	79.3	-6.3%	223.8	233.9	-4.3%
Collocation & LLU's	52.3	44.7	+17.0%	151.7	126.4	+20.0%
Metroethernet & IP CORE	12.4	10.6	+17.0%	34.5	31.4	+9.9%
Services rendered	35.3	23.5	+50.2%	86.2	88.3	-2.4%
Interconnection charges	17.5	19.6	-10.7%	52.3	61.4	-14.8%
Miscellaneous	23.1	26.1	-11.5%	74.0	66.3	+11.6%
Total Other Revenues	418.3	432.8	-3.4%	1,215.9	1,250.6	-2.8%
Total Revenues	1,312.5	1,392.7	-5.8%	3,792.2	4,152.4	-8.7%

EXHIBIT V – SEGMENT REPORTING (9M 2011)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	669.0	0.0	213.9	10.3	893.2
International Telephony	83.9	0.0	61.4	1.8	147.1
Mobile Telephony	0.0	1,683.6	0.0	0.0	1,683.6
Other	682.0	262.9	217.2	351.1	1,513.2
Total Revenues	1,434.9	1,946.5	492.5	363.2	4,237.1	(444.9)	3,792.2

Intersegment Revenues	(116.5)	(118.3)	(20.2)	(189.9)	(444.9)

Revenue from External Customers	1,318.4	1,828.2	472.3	173.3	3,792.2		3,792.2

Other income/ (expense), net	-	(5.1)	12.2	1.9	9.0	(2.6)	6.4

Operating Expenses:
Payroll and employee benefits	(512.8)	(178.3)	(96.4)	(47.4)	(834.9)	7.0	(827.9)
VRS & restructuring plans cost	(14.2)	(11.4)	(28.2)	-	(53.8)	-	(53.8)
Payments to international operators	(69.1)	(17.5)	(28.9)	(138.3)	(253.8)	94.3	(159.5)
Payments to domestic telephony operators	(105.9)	(195.8)	(49.6)	(0.1)	(351.4)	85.4	(266.0)
Depreciation and amortization	(249.2)	(372.2)	(120.0)	(45.7)	(787.1)	1.2	(785.9)
Cost of equipment & prepaid cards	(37.8)	(235.4)	(22.4)	(1.0)	(296.6)	32.5	(264.1)
Other operating expenses	(293.6)	(617.9)	(190.9)	(98.6)	(1,201.0)	228.2	(972.8)
Total Operating Expenses	(1,282.6)	(1,628.5)	(536.4)	(331.1)	(3,778.6)	448.6	(3,330.0)

Operating Income (EBIT)	152.3	312.9	(31.7)	34.0	467.5	1.1	468.6
Pro forma* EBITDA	415.7	696.5	116.5	79.7	1,308.4	(0.1)	1,308.3
as % of Revenues	29.0%	35.8%	23.7%	21.9%	30.9%		34.5%

  *Excluding impact of Voluntary Retirement Programs and Restructuring Plans

EXHIBIT V – SEGMENT REPORTING (9M 2010)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	790.8	0.0	255.1	12.0	1,057.9
International Telephony	114.7	0.0	69.8	2.0	186.5
Mobile Telephony	0.0	1,807.1	0.0	0.0	1,807.1
Other	742.6	313.3	221.9	322.7	1,600.5
Total Revenues	1,648.1	2,120.4	546.8	336.7	4,652.0	(499.6)	4,152.4

Intersegment Revenues	(151.9)	(127.8)	(15.9)	(204.0)	(499.6)

Revenue from External Customers	1,496.2	1,992.6	530.9	132.7	4,152.4		4,152.4

Other income/ (expense), net	15.0	-	22.7	1.8	39.5	(4.8)	34.7

Operating Expenses:
Payroll and employee benefits	(552.4)	(184.2)	(120.7)	(48.8)	(906.1)	8.7	(897.4)
Voluntary retirement costs	(9.9)	(2.6)	(23.7)	-	(36.2)	-	(36.2)
Payments to international operators	(85.9)	(29.0)	(37.7)	(97.3)	(249.9)	104.5	(145.4)
Payments to domestic telephony operators	(135.8)	(227.1)	(42.0)	(0.1)	(405.0)	92.6	(312.4)
Depreciation and amortization	(280.7)	(369.3)	(144.6)	(34.6)	(829.2)	1.4	(827.8)
Cost of equipment & prepaid cards	(55.4)	(292.8)	(24.9)	(1.8)	(374.9)	46.3	(328.6)
Other operating expenses	(321.5)	(647.7)	(197.7)	(113.3)	(1,280.2)	250.0	(1,030.2)
Total Operating Expenses	(1,441.6)	(1,752.7)	(591.3)	(295.9)	(4,081.5)	503.5	(3,578.0)

Operating Income (EBIT)	221.5	367.7	(21.8)	42.6	610.0	(0.9)	609.1
Pro forma* EBITDA	512.1	739.6	146.5	77.2	1,475.4	(2.3)	1,473.1
as % of Revenues	31.1%	34.9%	26.8%	22.9%	31.7%		35.5%

   * Excluding impact of Voluntary Retirement Programs and Restructuring Plans

EXHIBIT VI– MOBILE OPERATIONS

(€ mn)	Q3 '11	Q3 '10	% Change	9M '11	9M '10	% Change
Revenues:
Monthly service fees	197.9	207.5	-4.6%	599.0	635.8	-5.8%
Airtime revenues	228.5	216.6	+5.5%	593.4	649.7	-8.7%
Interconnection revenues	101.7	109.1	-6.8%	285.9	323.6	-11.7%
Roaming revenues	21.6	20.5	+5.4%	35.5	36.6	-3.0%
SMS revenues and other services	55.6	57.3	-3.0%	169.8	161.4	+5.2%
Sales of handsets and accessories	83.7	104.3	-19.8%	237.5	290.0	-18.1%
Commission revenues	1.0	(0.2)	-	2.1	1.1	+90.9%
Οther operating revenues	8.3	8.2	+1.2%	23.3	22.2	+5.0%
Total Revenues	698.3	723.3	-3.5%	1,946.5	2,120.4	-8.2%
Revenues from
telecommunication services	605.3	610.9	-0.9%	1,683.6	1,807.1	-6.8%

Operating Expenses:
Interconnection	(73.9)	(88.3)	-16.3%	(213.4)	(256.2)	-16.7%
Cost of goods	(81.2)	(98.5)	-17.5%	(231.3)	(287.1)	-19.4%
Payroll	(58.0)	(59.3)	-2.2%	(189.7)	(186.7)	+1.6%
Network operating costs	(52.7)	(53.1)	-0.8%	(162.4)	(164.2)	-1.1%
Distribution & sales	(74.5)	(77.9)	-4.4%	(199.5)	(231.9)	-14.0%
Marketing & Customer care	(35.3)	(40.7)	-13.3%	(111.1)	(133.9)	-17.0%
General & administrative	(28.0)	(21.6)	+29.6%	(78.1)	(77.0)	+1.4%
Provision for doubtful accounts	(27.5)	(17.1)	+60.8%	(70.8)	(46.4)	+52.6%
Depreciation	(122.7)	(120.8)	+1.6%	(372.2)	(369.3)	+0.8%
Other Operating income/(expenses)	(3.8)	0.0	-	(5.1)	0.0	-
Total Operating Expenses	(557.6)	(577.3)	-3.4%	(1,633.6)	(1,752.7)	-6.8%

Operating Income (EBIT)	140.7	146.0	-3.6%	312.9	367.7	-14.9%

EBITDA	263.4	266.9	-1.3%	685.1	737.0	-7.0%
as % of Revenues	37.7%	36.9%	+0.8pp	35.2%	34.8%	+0.4pp
Pro forma* EBITDA	263.5	266.9	-1.3%	696.5	739.6	-5.8%
as % of Revenues	37.7%	36.9%	+0.8pp	35.8%	34.9%	+0.9pp

 *Excluding impact of Voluntary Retirement Programs and Restructuring Plans

EXHIBIT VII –OPERATIONAL HIGHLIGHTS

	30 Sep 11	30 Sep 10	% Change
Fixed Line Operations, Greece
PSTN connections	3,102,912	3,484,309	-10.9%
ISDN connections (BRA & PRA)	444,641	491,184	-9.5%
Total PSTN & ISDN connections	3,547,553	3,975,493	-10.8%
Wholesale line rental connections	91,384	60,744	+50.4%

ADSL active subscribers	1,142,011	1,134,287	+0.7%
IPTV Subscribers	55,577	40,487	+37.3%
Unbundled local loops (active)	1,575,721	1,281,378	+23.0%
Employees	10,742	11,143	-3.6%

Fixed Line Operations, Romania
Voice Telephony lines (Incl. CDMA)	2,527,181	2,646,043	-4.5%
Broadband subscribers(Incl. CDMA BB)	1,106,946	947,379	+16.8%
TV subscribers (DTH, IPTV & Cable)	1,208,293	1,003,182	+20.4%
Employees	7,421	9,192	-19.3%
Mobile Operations
Mobile subscribers, Greece	7,873,218	8,330,455	-5.5%
Mobile subscribers, Albania	1,819,692	2,037,899	-10.7%
Mobile subscribers, Bulgaria	4,165,597	3,886,075	+7.2%
Mobile subscribers, Romania	6,540,235	7,059,064	-7.3%
of which Zapp	170,798	328,723	-48.0%
Employees	8,674	9,182	-5.5%

EXHIBIT VIII –EBITDA AND PRO-FORMA EBITDA CALCULATION

EBITDA and pro forma EBITDA, as defined by OTE, are financial measures that help OTE to evaluate its core business operating results, before investing and financing activities, and before the effect of depreciation, amortization and impairment and to compare the performance of OTE and its subsidiaries with that of its peer group, which mainly consists of other European incumbent telecommunications operators. The following table provides a reconciliation of profit/loss for the period attributable to shareholders of the parent to EBITDA and pro forma EBITDA. Please note that according to the OTE structure of accounts, EBITDA and pro forma EBITDA as defined above are equivalent to items previously reported by OTE as OIBDA and pro forma OIBDA.

(€ mn)	Q3 '11	Q3 '10	% Change	9M '11	9M '10	% Change
Profit/loss for the year attributable to shareholders of the parent	104.4	126.3	-17.3%	196.8	131.3	+49.9%
Plus:
Depreciation amortization and impairment	257.3	266.1	-3.3%	785.9	827.8	-5.1%
Total loss from financial activities *	71.3	59.3	+20.2%	176.5	218.8	-19.3%
Income taxes	31.5	46.2	-31.8%	106.7	291.1	-63.3%
Minority interest	(0.2)	(2.9)	-93.1%	(11.4)	(32.1)	-64.5%
Operating income before depreciation and amortization	464.3	495.0	-6.2%	1,254.5	1,436.9	-12.7%
Adjustments:
Cost of early retirement programs	4.1	3.4	+20.6%	53.8	36.2	+48.6%
Adjusted operating income before depreciation and amortization	468.4	498.4	-6.0%	1,308.3	1,473.1	-11.2%

* Total profit/(loss) from financial activities includes interest expense, interest income, foreign exchange differences, write down of investments, gains/(loss) from sale of investments and dividend income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: November 10, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER